

Mail Stop 4720

February 9, 2016

Martin P. Galvan
Vice President of Finance,
Chief Financial Officer and Treasurer
Lannett Company, Inc.
9000 State Road
Philadelphia, Pennsylvania 19136

> **Re:** **Lannett Company, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2015**
> **Filed August 27, 2015**
> **File No. 001-31298**

Dear Mr. Galvan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 1A. Risk Factors, page 19

1.   We note your disclosure on page 3 that your top five products accounted for 78%, 74% and 69% of your net sales in fiscal years 2015, 2014 and 2013, respectively. Please provide proposed risk factor disclosure regarding your revenue concentration in your top products and when you propose to begin including this disclosure. Alternatively, tell us why you believe such disclosure is not warranted.

Item 10. Directors, Executive Officers and Corporate Governance, page 46

2.   We note your disclosure on page 49 that "[t]o the best of the Company's knowledge, there have been no events under any bankruptcy act, no criminal proceedings and no judgments or injunctions that are material to the evaluation of the ability or integrity of any director, executive officer, or significant employee during the past five years." However, please refer to Item 401(f) of Regulation S-K, which seeks disclosure regarding

certain specified events that occurred during the past ten years, and confirm to us that there is nothing to disclose under Item 401(f).

3.   In future filings, please identify the members of your audit committee as required by Item 407(d)(4) of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 68

4.   We note that your table of beneficial ownership on pages 68-69 does not reflect the ownership of BlackRock, Inc. or The Vanguard Group. According to Schedules 13G filed on February 2, 2015 and February 10, 2015, BlackRock and Vanguard owned 7.6% and 5.12% of your outstanding common stock, respectively. Please confirm that in your future filings, you will include the ownership of any person or group known to you to be the beneficial owner of more than five percent of any class of your voting securities, as required by Item 403 of Regulation S-K.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 70

5.   We note your disclosure on page 70. However, in your future filings, please also include disclosure required by Item 404 of Regulation S-K regarding your policies and procedures for the review, approval or ratification of any related person transaction.

6.   In your future filings, please include the disclosure required by Item 407(a) of Regulation S-K regarding director independence.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dorrie Yale at 202-551-8776 or me at 202-551-3675 with any questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance